Exhibit 99.1

Receipt of Delinquency Notification from Nasdaq

Singapore, January 23, 2026 (GLOBE NEWSWIRE) — Basel Medical Group Ltd (Nasdaq: BMGL) (the “Company”), today announced that it has received notification from Nasdaq that based on the closing bid price of the Company’s shares for the last 30 consecutive business days, the Company no longer meets the requirements under Nasdaq’s Listing Rules (the “Rules”) for listed securities to maintain a minimum bid price of $1 per share.

The Rules provide the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide you written confirmation of compliance. If the Company chooses to implement a reverse stock split, it must complete the split no later than ten business days prior to the expiration date of July 21, 2026, in order to regain compliance. In the event the Company does not regain compliance, the Company may be eligible for additional time. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, by effecting a reverse stock split, if necessary. If the Company meets these requirements, Nasdaq will inform the Company that it has been granted an additional 180 calendar days. However, if it appears to Staff that the Company will not be able to cure the deficiency, or if the Company is otherwise not eligible, Nasdaq will provide notice that its securities will be subject to delisting.

The Company is currently working with its professional advisers to prepare a rectification plan to remedy the above mentioned non-compliance. Trading of the Company’s shares on Nasdaq is not currently affected by such non-compliance.

About Basel Medical Group Ltd

Basel Medical is a Singapore-based provider of orthopedic and trauma services, sports medicine, orthopedic procedures and surgery, as well as neurosurgical treatments, executive health screening services, occupational medicine, rehabilitation, mental and women’s health and general practices. Our operations are based in Singapore, with our clinics being located at Suntec City Mall, Macpherson Road, Toa Payoh, Margaret Drive, Tampines, Gateway East and Gleneagles Medical Centre. Over the last 20 years, our group has forged strong and lasting relationships with a large base of corporations, in particular those in the construction, marine and oil & gas industries, which underpin our robust business model. As an medical service provider in Singapore with a track record of over 20 years, we are well-positioned to ride the wave of growth opportunities in the private healthcare industry in Singapore and across Southeast Asia driven by ageing populations, rising income levels, increasing private insurance coverage, government effort and expenditure on healthcare, growing sports participation rate and Singapore’s position as a premium destination for healthcare services in Asia. Our management and medical practitioner team comprises a roster of orthopedic and neurosurgery specialists, general practitioners, corporate finance and healthcare partnership specialists. Basel Medical Group Ltd serves as the holding company of our group and we conduct our operations through our operating subsidiaries based in Singapore. For more information, please visit the Company’s website: www.baselmedical.com.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, which involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “aim”, “anticipate”, “believe”, “estimate”, “expect”, “going forward”, “intend”, “may”, “plan”, “potential”, “predict”, “propose”, “seek”, “should”, “will”, “would” or other similar expressions in this press release. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

Media Contact:

Basel Medical Group Ltd

+65 6291 9188

contact@baselmedical.com

www.baselmedical.com